FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following news release was issued on 10 July 2012 by The Saudi British Bank (SABB), a 40 per cent indirectly held associate of HSBC Holdings plc.

THE SAUDI BRITISH BANK
FIRST HALF 2012 RESULTS

• Net profit of SAR1,769m (US$472m) for the six months ended 30 June 2012 - an increase of SAR166m (US$44m), or 10.4%, compared with SAR1,603m (US$427m) for the same period in 2011.

• Operating income of SAR2,613m (US$697m) for the six months ended 30 June 2012 - an increase of SAR45m (US$12m), or 1.8%, compared with SAR2,567m (US$685m) for the same period in 2011.

• Customer deposits of SAR117.6bn (US$31.4bn) at 30 June 2012 - an increase of SAR18.4bn (US$4.9bn), or 18.6%, compared with SAR99.2bn (US$26.4bn) at 30 June 2011.

• Loans and advances to customers of SAR94.7bn (US$25.3bn) at 30 June 2012 - an increase of SAR14.9bn (US$4.0bn), or 18.7%, compared with SAR79.8bn (US$21.3bn) at 30 June 2011.

• The bank's investment portfolio totalled SAR27.8bn (US$7.4bn) at 30 June 2012 - an increase of SAR1.8bn (US$0.5bn), or 6.8%, compared with SAR26.1bn (US$7.0bn) at 30 June 2011.

• Total assets were SAR151.9bn (US$40.5bn) at 30 June 2012 - an increase of SAR22.4bn (US$6.0bn), or 17.3%, compared with SAR129.5bn (US$34.5bn) at 30 June 2011.

•    Earnings per share of SAR1.77 (US$0.47) for the six months ended 30 June 2012 - an increase of 10.4% from SAR1.60 (US$0.43) for the same period in 2011 after bonus share (one for every three shares) adjustment.

Commentary
The Saudi British Bank - SABB recorded a net profit of SAR1,769m (US$472m) for the six months ended 30 June 2012. This is an increase of SAR166m (US$44m), or 10.4% compared with the same period in 2011.

Sheikh Khaled Olayan, Chairman of SABB, said: "SABB has recorded another strong financial performance for the six months ended 30 June 2012 supported by its diversified income streams and effective cost controls. SABB has continued to focus on booking quality assets and maintaining balance sheet growth while preserving strong asset quality, capital and liquidity positions.

"We thank our customers for their continued support and our staff for their commitment and contribution to the bank's success."

Media enquiries to Ibrahim Abo-Mouti on +966 (1) 276 4041 or at ibrahimabomouti@sabb.com

Investor Relations enquiries at InvestorRelations@sabb.com

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                              Date: 12 July 2012